Exhibit 99.1

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following is a discussion of our financial condition and results of operations for the three-month periods ended March 31, 2018 and 2017. Unless otherwise specified herein, references to the “Company,” “we” or “our” shall include PYXIS TANKERS INC. and its subsidiaries. You should read the following discussion and analysis together with our unaudited interim consolidated financial statements as of March 31, 2018 and for the three-month periods ended March 31, 2018 and 2017, and the accompanying notes thereto, included elsewhere in this report. For additional information relating to our management’s discussion and analysis of financial condition and results of operations, please see our Annual Report on Form 20-F for the year ended December 31, 2017 filed with the Securities and Exchange Commission (the “SEC”) on March 23, 2018 (the “Annual Report”).

Forward-Looking Statements

Our disclosure and analysis herein pertaining to our operations, cash flows and financial position, including, in particular, the likelihood of our success in developing and expanding our business and making acquisitions, includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “estimates,” “projects,” “forecasts,” “may,” “should” and similar expressions are forward-looking statements. All statements herein that are not statements of either historical or current facts are forward-looking statements. Forward-looking statements include, but are not limited to, such matters as our future operating or financial results, global and regional economic and political conditions, including piracy, pending vessel acquisitions, our business strategy and expected capital spending or operating expenses, including dry-docking and insurance costs, competition in the product tanker industry, statements about shipping market trends, including charter rates and factors affecting supply and demand, our financial condition and liquidity, including our ability to obtain financing in the future to fund capital expenditures, acquisitions and other general corporate activities, our ability to enter into fixed-rate charters after our current charters expire and our ability to earn income in the spot market and our expectations of the availability of vessels to purchase, the time it may take to construct new vessels, and vessels’ useful lives. Many of these statements are based on our assumptions about factors that are beyond our ability to control or predict and are subject to risks and uncertainties that are described more fully under “Item 3. Key Information – D. Risk Factors” of the Annual Report. Any of these factors or a combination of these factors could materially affect our future results of operations and the ultimate accuracy of the forward-looking statements.

Factors that might cause future results to differ include, but are not limited to, the following:

●	changes in governmental rules and regulations or actions taken by regulatory authorities;

●	changes in economic and competitive conditions affecting our business, including market fluctuations in charter rates and charterers’ abilities to perform under existing time charters;

●	the length and number of off-hire periods and dependence on third-party managers; and

●	other factors discussed under “Item 3. Key Information – D. Risk Factors” of the Annual Report.

You should not place undue reliance on forward-looking statements contained herein because they are statements about events that are not certain to occur as described or at all. All forward-looking statements herein are qualified in their entirety by the cautionary statements contained herein. These forward-looking statements are not guarantees of our future performance, and actual results and future developments may vary materially from those projected in the forward-looking statements. Except to the extent required by applicable law or regulation, we undertake no obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

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Overview

We are PYXIS TANKERS INC., a company incorporated in the Republic of the Marshall Islands on March 23, 2015, for the purpose of acquiring from entities under common control 100% ownership interest in six vessel-owning companies, SECONDONE CORPORATION LTD (“Secondone”), THIRDONE CORPORATION LTD (“Thirdone”) and FOURTHONE CORPORATION LTD (“Fourthone”), established under the laws of the Republic of Malta, and SIXTHONE CORP. (“Sixthone”), SEVENTHONE CORP. (“Seventhone”) and EIGHTHONE CORP. (“Eighthone”), established under the laws of the Republic of Marshall Islands (collectively the “Vessel-owning companies”). The Vessel-owning companies are engaged in the marine transportation of liquid cargoes through the ownership and operation of tanker vessels, as listed below:

Vessel-owning company	Incorporation date	Vessel	DWT	Year built	Acquisition date
Secondone	05/23/2007	Northsea Alpha	8,615	2010	05/28/2010
Thirdone	05/23/2007	Northsea Beta	8,647	2010	05/25/2010
Fourthone	05/30/2007	Pyxis Malou	50,667	2009	02/16/2009
Sixthone	01/15/2010	Pyxis Delta	46,616	2006	03/04/2010
Seventhone	05/31/2011	Pyxis Theta	51,795	2013	09/16/2013
Eighthone	02/08/2013	Pyxis Epsilon	50,295	2015	01/14/2015

Secondone, Thirdone and Fourthone were initially established under the laws of the Republic of Marshall Islands, under the names SECONDONE CORP., THIRDONE CORP. and FOURTHONE CORP., respectively. In March and April 2018, these vessel-owning companies completed their re-domiciliation under the jurisdiction of the Republic of Malta, and were renamed as mentioned above. For more information, please refer to Notes 1 and 7 to our unaudited interim consolidated financial statements for the three-month periods ended March 31, 2018 and 2017, included elsewhere herein.

Vessel Management

PYXIS MARITIME CORP. (“Maritime”), a corporation established under the laws of the Republic of Marshall Islands, which is beneficially owned by Mr. Valentios (“Eddie”) Valentis, our Chairman, Chief Executive Officer and Class I Director, provides certain ship management services to the Vessel-owning companies, including but not limited to chartering, sale and purchase, insurance, operations, dry-docking and construction supervision, all provided by a fixed daily fee per vessel.

With effect from the delivery of each vessel, the crewing and technical management of the vessels were contracted to INTERNATIONAL TANKER MANAGEMENT LTD. (“ITM”) with permission from Maritime. ITM is an unrelated third party technical manager, represented by its branch based in Dubai, UAE. Each ship-management agreement with ITM continues by its terms until it is terminated by either party. The ship-management agreements can be cancelled by us for any reason at any time upon three months’ advance notice, but neither party can cancel the agreement, other than for specified reasons, until 18 months after the initial effective date of the ship-management agreement.

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Results of Operations

Our revenues consist of earnings under the charters on which we employ our vessels. We believe that the important measures for analyzing trends in the results of our operations consist of the following:

Revenues

We generate revenues by chartering our vessels for the transportation of petroleum products and other liquid bulk items, such as organic chemicals and vegetable oils. Revenues are driven primarily by the number of vessels in our fleet, the number of voyage days employed and the amount of daily charter hire earned under vessels’ charters. These factors, in turn, can be affected by a number of decisions by us, including the amount of time spent positioning a vessel for charter, dry-dockings, repairs, maintenance and upgrading, as well as the age, condition and specifications of our ships and supply and demand factors in the product tanker market. At March 31, 2018, we employed four of the vessels in our fleet on time charters and two vessels on the spot market. Revenues from time charter agreements providing for varying daily rates are accounted for as operating leases and thus are recognized on a straight line basis over the term of the time charter as service is performed. Revenue under spot charters is recognized from loading of the current spot charter to discharge of the current spot charter as discussed below. Vessels operating on time charters provide more predictable cash flows, but can yield lower profit margins than vessels operating in the spot market during periods characterized by favorable market conditions. The vessel owner generally pays commissions on both types of charters on the gross charter rate.

As of January 1, 2018, we adopted Accounting Standard Update (“ASU”) 2014-09 “Revenue from Contracts with Customers (Topic 606)”. The adoption of this standard resulted in a change in the method of recognizing revenue from spot charters, whereby our method of determining proportional performance changed from discharge-to-discharge (assuming a new charter has been agreed before the completion of the previous spot charter) to load-to-discharge. This resulted in no revenue being recognized from discharge of the prior spot charter to loading of the current spot charter and all revenue being recognized from loading of the current spot charter to discharge of the current spot charter. This change results in revenue being recognized later in the voyage, which may cause additional volatility in revenues and earnings between periods. Regarding the incremental costs of obtaining a contract with a customer and the contract’s fulfilling costs, they should be capitalized and amortized over the voyage duration, if certain criteria are met. Further, in case of incremental costs, entities may elect, in accordance with the practical expedient of ASC 340 “Other assets and deferred costs”, not to capitalize them in cases where the amortization period (voyage period) is less than one year. We elected to adopt this standard by applying the modified retrospective transition method, recognizing the cumulative effect of adopting this guidance as an adjustment to the 2018 opening balance of retained earnings. As of December 31, 2017, there were no vessels employed under voyage charters and therefore, there was no effect in revenue recognition as of that date. As a result, we have not included any adjustments to the 2018 opening balance of retained earnings and prior periods were not retrospectively adjusted. With respect to the recognition of spot charters related costs, taking into consideration the aforementioned practical expedient, the related incremental costs (i.e. commissions) continue to be expensed as incurred, but over the new duration of each voyage, on the basis that our spot charters do not exceed one year.

In addition, pursuant to this standard, as of January 1, 2018, we elected to present Voyage revenues net of address commissions. Address commissions represent a discount provided directly to the charterers based on a fixed percentage of the agreed upon charter. Since address commissions represent a discount (sales incentive) on services rendered by us and no identifiable benefit is received in exchange for the consideration provided to the charterer, these commissions are presented as a reduction of revenue in the accompanying unaudited interim consolidated statements of comprehensive (loss) / income included elsewhere herein. In this respect, for the three-month period ended March 31, 2017, Voyage revenues and Voyage related costs and commissions each decreased by $0.1 million. This reclassification has no impact on our consolidated financial position and results of operations for any of the periods presented.

Time Charters

A time charter is a contract for the use of a vessel for a specific period of time during which the charterer pays substantially all of the voyage expenses, including port and canal charges and the cost of bunker (fuel oil), but the vessel owner pays vessel operating expenses, including the cost of crewing, insuring, repairing and maintaining the vessel, the costs of spares and consumable stores and tonnage taxes. Time charter rates are usually set at fixed rates during the term of the charter. Prevailing time charter rates fluctuate on a seasonal and on a year-to-year basis and, as a result, when employment is being sought for a vessel with an expiring or terminated time charter, the prevailing time charter rates achievable in the time charter market may be substantially higher or lower than the expiring or terminated time charter rate. Fluctuation in time charter rates are influenced by changes in spot charter rates, which are in turn influenced by a number of factors, including vessel supply and demand. The main factors that could increase total vessel operating expenses are crew salaries, insurance premiums, spare parts orders, repairs that are not covered under insurance policies and lubricant prices.

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Spot Charters

Generally a spot charter refers to a contract to carry specific cargo for a single voyage, which generally lasts from several days to three months. Spot charters typically involve the carriage of a specific amount and type of cargo on a load-port to discharge-port basis, subject to various cargo handling terms, and the vessel owner is paid on a per-ton basis. Under a spot charter, the vessel owner is responsible for the payment of all expenses including its capital costs, voyage expenses (such as port, canal and bunker costs) and vessel operating expenses. Fluctuations in spot charter rates are caused by imbalances in the availability of cargoes for shipment and the number of vessels available at any given time to transport these cargoes at a given port.

Voyage Related Costs and Commissions

We incur voyage related costs for our vessels operating under spot charters, which mainly include port and canal charges and bunker expenses. Port and canal charges and bunker expenses primarily increase in periods during which vessels are employed on spot charters because these expenses are for the account of the vessel owner. All voyage related costs are expensed as incurred. The amount of brokerage commissions payable, if any, depends on a number of factors, including, among other things, the number of shipbrokers involved in arranging the charter and the amount of commissions charged by brokers related to the charterer. Commissions are deferred and amortized over the related voyage period in a charter to the extent revenue has been deferred since commissions are earned as revenues are earned.

Vessel Operating Expenses

We incur vessel operating expenses for our vessels operating under time and spot charters. Vessel operating expenses primarily consist of crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance, the cost of spares and consumable stores, tonnage taxes and other miscellaneous expenses necessary for the operation of the vessel. All vessel operating expenses are expensed as incurred.

General and Administrative Expenses

The primary components of general and administrative expenses consist of the annual fee payable to Maritime for the administrative services under our head management agreement, which includes the services of our senior executive officers, and the expenses associated with being a public company. Such public company expenses include the costs of preparing public reporting documents, legal and accounting costs and costs related to compliance with the rules, regulations and requirements of the SEC, the rules of NASDAQ, board of directors compensation and investor relations.

Management Fees

We pay management fees to Maritime and ITM for commercial and technical management services, respectively for our vessels. These services include: obtaining employment for our vessels and managing our relationships with charterers; strategic management services; technical management services, which include managing day-to-day vessel operations, ensuring regulatory and classification society compliance, arranging our hire of qualified officers and crew, arranging and supervising dry-docking and repairs and arranging insurance for vessels; and providing shoreside personnel who carry out the management functions described above. As part of their ship management services, Maritime provides us with supervision services for new construction of vessels; these costs are capitalized as part of the total delivered cost of the vessel.

Depreciation

We depreciate the cost of our vessels after deducting the estimated residual value, on a straight-line basis over the expected useful life of each vessel, which is estimated to be 25 years from the date of initial delivery from the shipyard. We estimate the residual values of our vessels to be $300 per lightweight ton.

Interest and Finance Costs

We have historically incurred interest expense and financing costs in connection with the debt incurred to partially finance the acquisition of our existing fleet. The interest rate is generally linked to the three month LIBOR rate. In order to hedge our variable interest rate exposure, on January 19, 2018, we, via one of our vessel-owning subsidiaries, purchased an interest rate cap with one of our lenders for a notional amount of $10.0 million and a cap rate of 3.5%. The interest rate cap will terminate on July 18, 2022. In the future, we may consider the use of additional financial hedging products to further limit our interest rate exposure.

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Selected Information

Our selected consolidated financial and other data for the three months ended March 31, 2017 and 2018 and as of March 31, 2018 presented in the tables below have been derived from our unaudited interim consolidated financial statements and notes thereto, included elsewhere herein. Our selected consolidated financial data as of December 31, 2017 presented in the tables below have been derived from our audited financial statements and notes thereto, included in our Annual Report.

Statements of Comprehensive (Loss) / Income Data	Three Months ended March 31,
(In thousands of U.S. Dollars, except per share data)	2017	2018
Voyage revenues	$7,640	$6,590
Voyage related costs and commissions	(2,931)	(2,057)
Vessel operating expenses	(2,965)	(3,299)
General and administrative expenses	(769)	(667)
Management fees, related parties	(175)	(178)
Management fees, other	(232)	(232)
Depreciation and amortization of special survey costs	(1,391)	(1,399)
Vessel impairment charge	—	(1,543)
Bad debt provisions	(181)	(56)
Gain from debt extinguishment	—	4,306
Gain from financial derivative instrument	—	11
Interest and finance costs, net	(699)	(872)
Net (loss) / income	$(1,703)	$604

(Loss) / earnings per common share, basic and diluted	$(0.09)	$0.03

Weighted average number of shares, basic and diluted	18,277,893	20,877,893

Balance Sheets Data	December 31,	March 31,
(In thousands of U.S. Dollars)	2017	2018

Total current assets	$3,895	$3,033
Total other non-current assets	5,144	5,350
Total fixed assets, net	115,774	112,858
Total assets	124,813	121,241
Total current liabilities	12,531	14,306
Total non-current liabilities	64,126	58,175
Total stockholders’ equity	$48,156	$48,760

Statements of Cash Flows Data	Three Months ended March 31,
(In thousands of U.S. Dollars)	2017	2018

Net cash provided by operating activities	$1,803	$3,197
Net cash provided by / (used in) investing activities	—	—
Net cash used in financing activities	(2,121)	(3,557)
Change in cash and cash equivalents and restricted cash	$(318)	$(360)

	Three Months ended March 31,
	2017	2018
Ownership days (1)	540	540
Available days (2)	540	518
Operating days (3)	480	425
Utilization % (4)	88.9%	82.0%
Daily time charter equivalent rate (5)	$9,810	$10,667
Average number of vessels (6)	6.0	6.0
Number of vessels at period end	6	6
Weighted average age of vessels (7)	6.1	7.1

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(1)	Ownership days are the total number of days in a period during which we owned each of the vessels in our fleet. Ownership days are an indicator of the size of our fleet over a period and affect both the amount of revenues generated and the amount of expenses incurred during the respective period.
(2)	Available days are the number of ownership days in a period, less the aggregate number of days that our vessels were off-hire due to scheduled repairs or repairs under guarantee, vessel upgrades or special surveys and intermediate dry-dockings and the aggregate number of days that we spent positioning our vessels during the respective period for such repairs, upgrades and surveys. The shipping industry uses available days to measure the aggregate number of days in a period during which vessels should be capable of generating revenues.
(3)	Operating days are the number of available days in a period, less the aggregate number of days that our vessels were off-hire or out of service due to any reason, including technical breakdowns and unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels actually generate revenues.
(4)	We calculate fleet utilization by dividing the number of operating days during a period by the number of available days during the same period. The shipping industry uses fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons other than scheduled repairs or repairs under guarantee, vessel upgrades, special surveys and intermediate dry-dockings or vessel positioning.
(5)	Daily time charter equivalent (“TCE”) rate is a standard shipping industry performance measure of the average daily revenue performance of a vessel on a per voyage basis. TCE is not calculated in accordance with U.S. GAAP. We utilize TCE because we believe it is a meaningful measure to compare period-to-period changes in our performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which our vessels may be employed between the periods. Our management also utilizes TCE to assist them in making decisions regarding employment of the vessels. We believe that our method of calculating TCE is consistent with industry standards and is calculated by dividing voyage revenues after deducting voyage expenses, including commissions, by operating days for the relevant period. Voyage expenses primarily consist of brokerage commissions, port, canal and bunker costs that are unique to a particular voyage, which would otherwise be paid by the charter under a time charter contract.
(6)	Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was part of our fleet during such period divided by the number of calendar days in the period.
(7)	Weighted average age of the fleet is the sum of the ages of our vessels, weighted by the dead weight tonnage (“dwt”) of each vessel on the total fleet dwt.

The following table reflects the calculation of our daily TCE rates for the three-month periods ended March 31, 2017 and 2018:

	Three Months ended March 31, (thousands of U.S. Dollars, except for operating days and daily TCE rates)
	2017	2018
Voyage revenues	$7,640	$6,590
Voyage related costs and commissions	(2,931)	(2,057)
Time charter equivalent revenues	$4,709	$4,533

Operating days for fleet	480	425

Daily TCE rate (1)	$9,810	$10,667

(1) Subject to rounding.

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The following table reflects the daily TCE rate, daily operating expenses and utilization rate on a per vessel type basis for the three-month periods ended March 31, 2017 and 2018:

(Amounts in U.S. Dollars)		Three Months Ended March 31,
		2017	2018
Eco-Efficient MR2: (2 of our vessels)
	TCE	14,043	14,012
	Opex	5,622	6,011
	Utilization %	84.4%	91.7%
Eco-Modified MR2: (1 of our vessels)
	TCE	11,050	7,861
	Opex	6,347	7,568
	Utilization %	97.8%	61.8%
Standard MR2: (1 of our vessels)
	TCE	10,119	14,066
	Opex	5,931	6,150
	Utilization %	96.7%	100.0%
Small Tankers: (2 of our vessels)
	TCE	4,717	4,885
	Opex	4,711	5,459
	Utilization %	85.0%	71.1%
Fleet: (6 vessels)
	TCE	9,810	10,667
	Opex	5,491	6,110
	Utilization %	88.9%	82.0%

Results of Operations

Three months ended March 31, 2018 and 2017

The average number of vessels in our fleet was 6.0 for the three months ended March 31, 2018 and 2017. The following analysis discusses the primary drivers of the differences between these periods.

●	Voyage revenues: Voyage revenues of $6.6 million for the three months ended March 31, 2018, represented a decrease of $1.1 million, or 13.7%, from $7.6 million in the comparable period in 2017. The decrease in gross voyage revenues during the first quarter of 2018 was related to a decrease in total operating days attributed to increased idle days between voyage charter employments and dry-docking days.

●	Voyage related costs and commissions: Voyage related costs and commissions of $2.1 million for the three months ended March 31, 2018, represented a decrease of $0.9 million, or 29.8%, from $2.9 million in the comparable period in 2017. The decrease was primarily attributed to lower spot charter activity, which incurs voyage costs.

●	Vessel operating expenses: Vessel operating expenses of $3.3 million for the three months ended March 31, 2018, represented an increase of $0.3 million, or 11.3%, from $3.0 million in the comparable period in 2017. The increase was primarily attributed to certain unscheduled repairs performed in one of the vessels in our fleet.

●	General and administrative expenses: General and administrative expenses of $0.7 million for the three months ended March 31, 2018, represented a decrease of $0.1 million, or 13.3%, from $0.8 million in the comparable period in 2017. The decrease in general and administrative expenses was primarily attributed to improved cost efficiencies.

●	Management fees: For the three months ended March 31, 2018, management fees payable to Maritime, our ship manager, and ITM, our fleet’s technical manager, of $0.4 million in the aggregate, remained stable compared to the three-month period ended March 31, 2017.

●	Amortization of special survey costs: Amortization of special survey costs of less than $0.1 million for the three-month period ended March 31, 2018, remained relatively stable compared to the comparable period in 2017.

●	Depreciation: Depreciation of $1.4 million for the three months ended March 31, 2018, remained flat compared to the three-month period ended March 31, 2017.

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●	Vessel impairment charge: Vessel impairment charge of $1.5 million (non-cash) for the three months ended March 31, 2018, relates to the write down of the carrying amounts of Northsea Alpha and Northsea Beta to their fair values. There was no such charge recorded in the comparable period in 2017.

●	Bad debt provisions: Bad debt provisions of $0.1 million for the three months ended March 31, 2018, represented an increase in doubtful trade accounts receivable.

●	Gain from debt extinguishment: Gain from debt extinguishment of $4.3 million for the three months ended March 31, 2018, relates to the refinancing of existing indebtedness of Secondone, Thirdone and Fourthone with a new 5-year secured term loan. Approximately $4.3 million was written-off by the previous lender at closing, which was recorded as gain from debt extinguishment in the first quarter of 2018. There was no such gain recorded in the comparable period in 2017.

●	Gain from financial derivative instrument: The gain from financial derivative instrument for the three months ended March 31, 2018, relates to the net gain from the change in fair value of the interest rate cap for a notional amount of $10.0 million we purchased in January 2018. There was no such instrument in the comparable period in 2017.

●	Interest and finance costs, net: Interest and finance costs, net, of $0.9 million for the three months ended March 31, 2018, represented an increase of $0.2 million, or 24.7%, from $0.7 million in the comparable period in 2017. The increase was mainly attributed to the increase of the LIBOR-based interest rates applied to our outstanding bank debt, as well as the write-off of the unamortized deferred financing costs following the refinancing and extinguishment of the existing indebtedness of Secondone, Thirdone and Fourthone.

Cash Flows

Our principal sources of funds for the three months ended March 31, 2018, have been our cash inflows from the operation of our fleet. Our principal uses of funds have been working capital requirements and principal and interest payments on our debt agreements. Cash and cash equivalents as of March 31, 2018, amounted to $1.4 million, compared to $1.7 million as of December 31, 2017. We define working capital as current assets minus current liabilities. We had a working capital deficit of $11.3 million as of March 31, 2018, compared to the working capital deficit of $8.6 million as of December 31, 2017. The increase in our working capital deficit was mainly due to an increase in balances due to related parties of $2.0 million, an increase in hire collected in advance of $0.9 million, a decrease in cash and cash equivalents of $0.3 million and an aggregate decrease of $1.3 million in the remaining current assets, net of the remaining current liabilities, partially offset by a $1.8 million decrease in the current portion of long-term debt, net of deferred financing costs, current, following the refinancing of the existing indebtedness of Secondone, Thirdone and Fourthone, as discussed below.

Operating Activities

●	Net cash provided by operating activities was $3.2 million for the three months ended March 31, 2018, compared to $1.8 million for the three months ended March 31, 2017. The increase in our net cash from operating activities was mainly due to an increase in cash inflows from changes in trade receivables, net, of $1.8 million, a decrease in general and administrative expenses of $0.1 million and an increase in cash inflows from changes in other assets and liabilities that in aggregate amounted to $1.2 million, partially offset by an increase in cash outflows from changes in balances due to related parties by $1.0 million, a decrease in voyage revenues, net of voyage related costs and commissions of $0.2 million, an increase in vessel operating expenses of $0.3 million and an increase in cash paid for interest and finance costs, net, of $0.2 million.

Investing Activities

●	There was no net cash provided by or used in investing activities for both of the three-month periods ended March 31, 2018 and 2017.

Financing Activities

●	Net cash used in financing activities was $3.6 million for the three-month period ended March 31, 2018, which mainly reflects the long-term debt repayments of $23.6 million incurred within the period and the payment of financing costs of $0.5 million for the refinancing of the existing indebtedness of Secondone, Thirdone and Fourthone, as discussed below, partially offset by the proceeds from the new 5-year secured term loan of $20.5 million. Net cash used in financing activities was $2.1 million for the three months ended March 31, 2017, which reflects the long-term debt repayments incurred within the period.

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Debt Agreements

For information relating to our debt agreements, please see Note 7 to our financial statements included in our Annual Report for the year ended December 31, 2017 and Note 7 to our unaudited interim consolidated financial statements for the three-month periods ended March 31, 2018 and 2017 included elsewhere herein.

Liquidity and Capital Resources

Our principal sources of liquidity are cash flows from operations, borrowings from bank debt and proceeds from issuances of equity. In the future, we may also pursue the selective sale of vessels and further issuances of equity and/or issuances of debt. We expect that our future liquidity requirements will relate primarily to:

●	payments of interest and other debt-related expenses and the repayment of principal on our bank debt;

●	vessel acquisitions;

●	our operating expenses, including dry-docking and special survey costs; and

●	maintenance of cash reserves to provide for contingencies and to adhere to minimum liquidity for bank covenants.

We expect to rely upon operating cash flows from the employment of our vessels on spot and time charters and amounts due to related parties, long-term borrowings and the proceeds from future equity and debt offerings to fund our liquidity and capital needs and implement our growth plan. As of March 31, 2018, we had a working capital deficit of $11.3 million. We considered such deficit in conjunction with the future market prospects and potential future financings. As of the filing date of this report, we believe that we will be in a position to cover our liquidity needs through the next 12-month period and will be in compliance with the financial and security collateral cover ratio covenants under our existing debt agreements. To the extent we acquire additional vessels, we will need to rely on new debt, proceeds from future securities offerings and/or cash flows from operations to meet our liquidity needs.

Our business is capital intensive and our future success will depend on our ability to maintain a high quality fleet through the acquisition of modern tanker vessels and the selective sale of older tanker vessels. We may pursue a sale or other long-term strategy such as a bareboat charter agreement with purchase option or commitment for the Northsea Alpha and the Northsea Beta. These acquisitions and disposals will be principally subject to management’s expectation of future market conditions, our ability to acquire and dispose of tanker vessels on favorable terms as well as access to cost-effective capital on reasonable terms.

We do not intend to pay dividends to the holders of our shares in the near future and expect to retain our cash flows primarily for the payment of vessel operating costs, dry-docking costs, debt servicing and other obligations, general corporate and administrative expenses, and reinvestment in our business (such as to fund vessel or fleet acquisitions), in each case, as determined by our board of directors.

On March 7, 2017, we agreed with Maritime Investors Corp. (“Maritime Investors”) to extend the maturity of our promissory note, at same terms and at no additional cost. The maturity of the promissory note, as amended, was January 2019. On December 29, 2017, we entered into a third amendment to the promissory note, pursuant to which (i) the outstanding principal balance increased from $2.5 million to $5.0 million, (ii) the maturity date was extended to June 15, 2019, and (iii) the fixed interest rate was increased to 4.00% per annum, payable only in cash. In exchange for entering into the third amendment, we reduced the outstanding balance due to Maritime by $2.5 million.

On June 6, 2017, the lender of Sixthone and Seventhone agreed to extend the maturity of its respective loans from September 2018 to September 2022 under the same applicable margin, but with an extended amortization schedule. The aggregate outstanding balance of these loans as of March 31, 2018 of $22.4 million is scheduled to be repaid in 17 equal quarterly installments of $0.65 million each, one quarterly installment of $1.0 million and a balloon payment of $10.4 million.

On February 28, 2018, we refinanced existing indebtedness of $26.9 million under the Secondone, Thirdone and Fourthone loan agreements with a new 5-year secured loan of $20.5 million and cash of $2.1 million. The remaining balance of approximately $4.3 million was written-off by the previous lender at closing, which was recorded as gain from debt extinguishment in the first quarter of 2018. The new loan bears interest at LIBOR plus a margin of 4.65% per annum, and matures in February 2023. The loan is repayable in quarterly installments and a balloon payment. Standard loan covenants include, among others, a minimum loan to value ratio and liquidity. As a condition subsequent to the execution of this loan agreement, the borrowers, Secondone, Thirdone and Fourthone, were required to complete all required procedures for their re-domiciliation to the jurisdiction of the Republic of Malta by May 1, 2018. The relevant re-domiciliations were completed in March and April 2018.

9

On December 6, 2017, we entered into a securities purchase agreement (the “Purchase Agreement”) with certain accredited investors (the “Investors”), pursuant to which we, in a private placement, agreed to issue and sell to the Investors an aggregate of 2,400,000 shares of our common stock at a price per share of $2.00 (the “Private Placement”). The Private Placement closed on December 8, 2017, resulting in gross proceeds of $4.8 million, before deducting placement offering expenses of approximately $0.5 million, which were used for general corporate purposes, including the repayment of outstanding indebtedness. On December 19, 2017, we filed with the SEC a registration statement on Form F-3 to register for resale the shares of common stock issued under the Purchase Agreement, which was declared effective on January 3, 2018.

On February 2, 2018, we filed with the SEC a registration statement on Form F-3 (the “Shelf Registration Statement”), under which we may sell from time to time common stock, preferred stock, debt securities, warrants, purchase contracts and units, each as described therein, in any combination, in one or more offerings up to an aggregate dollar amount of $100.0 million. In addition, the selling stockholders referred to in the registration statement may sell in one of more offerings up to 5,233,222 shares of our common stock from time to time as described therein. The registration statement was declared effective by the SEC on February 12, 2018. On March 30, 2018, we filed a prospectus supplement to the Shelf Registration Statement related to an at-the-market program (“ATM Program”) under which we may, from time to time, issue and sell shares of our common stock up to an aggregate offering of $2.3 million through a sales agent as either agent or principal. As of March 31, 2018, we had elected not to sell any shares under the ATM Program.

Including our promissory note of $5.0 million, as of March 31, 2018, we had $63.7 million of outstanding indebtedness, net of deferred financing costs. In addition, as of March 31, 2018, we were in compliance with all of our financial and security cover ratio covenants, and we had no amount available to be drawn down with respect to our existing loan agreements.

We have historically incurred interest expense and financing costs in connection with the debt incurred to partially finance the acquisition of our existing fleet. The interest rate is generally linked to the three-month LIBOR rate. In order to hedge our variable interest rate exposure, on January 19, 2018, we, via one of our vessel-owning subsidiaries, purchased an interest rate cap with one of our lenders for a notional amount of $10.0 million and a cap rate of 3.5%. The interest rate cap will terminate on July 18, 2022. In the future, we may consider the use of additional financial hedging products to limit our interest rate exposure.

Recent Developments

For information relating to our recent developments, please refer to section “Liquidity and Capital Resources” above and to Note 13 to our unaudited interim consolidated financial statements as of March 31, 2018 and for the three-month periods ended March 31, 2018 and 2017 included elsewhere herein.

Fleet Information (as of May 7, 2018)

			Carrying			Charter	Anticipated
			Capacity	Year	Type of	Rate	Redelivery
Vessel Name	Shipyard	Vessel type	(dwt)	Built	Charter	(per day) (1)	Date
Pyxis Epsilon	SPP / S. Korea	MR	50,295	2015	Time	$16,250	May 2018
Pyxis Theta	SPP / S. Korea	MR	51,795	2013	Time	$15,000	May 2018
Pyxis Malou	SPP / S. Korea	MR	50,667	2009	Time	$14,000	July 2018
Pyxis Delta	Hyundai / S. Korea	MR	46,616	2006	Time	$14,325	May 2018
Northsea Alpha	Kejin / China	Small Tanker	8,615	2010	Spot	n/a	n/a
Northsea Beta	Kejin / China	Small Tanker	8,647	2010	Spot	n/a	n/a
			216,635

(1)	This table shows gross rates and does not reflect any commissions payable.

Our next drydocking is for the Pyxis Theta, scheduled in the third quarter of 2018.

10

PYXIS TANKERS INC.

F-1

PYXIS TANKERS INC.

Consolidated Balance Sheets

As of December 31, 2017 and March 31, 2018 (unaudited)

(Expressed in thousands of U.S. Dollars, except for share and per share data)

	Notes	December 31, 2017	March 31, 2018
ASSETS

CURRENT ASSETS:
Cash and cash equivalents		$1,693	$1,427
Restricted cash, current portion		141	141
Inventories	4	1,016	641
Trade accounts receivable, net		703	359
Prepayments and other assets		342	465
Total current assets		3,895	3,033

FIXED ASSETS, NET:
Vessels, net	5, 10	115,774	112,858
Total fixed assets, net		115,774	112,858

OTHER NON-CURRENT ASSETS:
Restricted cash, net of current portion		4,859	4,765
Financial derivative instrument	10	-	58
Deferred charges, net	6	285	527
Total other non-current assets		5,144	5,350
Total assets		$124,813	$121,241

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
Current portion of long-term debt, net of deferred financing costs, current	7	$7,304	$5,521
Trade accounts payable		2,293	2,832
Due to related parties	3	2,125	4,167
Hire collected in advance		-	929
Accrued and other liabilities		809	857
Total current liabilities		12,531	14,306

NON-CURRENT LIABILITIES:
Long-term debt, net of current portion and deferred financing costs, non-current	7	59,126	53,175
Promissory note	3	5,000	5,000
Total non-current liabilities		64,126	58,175

COMMITMENTS AND CONTINGENCIES	11	-	-

STOCKHOLDERS' EQUITY:
Preferred stock ($0.001 par value; 50,000,000 shares authorized; none issued)	8	-	-
Common stock ($0.001 par value; 450,000,000 shares authorized; 20,877,893 shares issued and outstanding at each of December 31, 2017 and March 31, 2018)	8	21	21
Additional paid-in capital	8	74,766	74,766
Accumulated deficit		(26,631)	(26,027)
Total stockholders' equity		48,156	48,760
Total liabilities and stockholders' equity		$124,813	$121,241

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

F-2

PYXIS TANKERS INC.

Unaudited Interim Consolidated Statements of Comprehensive (Loss) / Income

For the three–month periods ended March 31, 2017 and 2018

(Expressed in thousands of U.S. Dollars, except for share and per share data)

		Three Months Ended	Three Months Ended
	Notes	March 31, 2017	March 31, 2018

Voyage revenues		$7,640	$6,590

Expenses:
Voyage related costs and commissions	3	(2,931)	(2,057)
Vessel operating expenses		(2,965)	(3,299)
General and administrative expenses	3	(769)	(667)
Management fees, related parties	3	(175)	(178)
Management fees, other		(232)	(232)
Amortization of special survey costs	6	(18)	(26)
Depreciation	5	(1,373)	(1,373)
Vessel impairment charge	5, 10	-	(1,543)
Bad debt provisions		(181)	(56)
Operating loss		(1,004)	(2,841)

Other (expenses) / income:
Gain from debt extinguishment		-	4,306
Gain from financial derivative instrument	10	-	11
Interest and finance costs, net	3, 12	(699)	(872)
Total other (expenses) / income, net		(699)	3,445

Net (loss) / income		$(1,703)	$604

(Loss) / earnings per common share, basic and diluted	9	$(0.09)	$0.03

Weighted average number of common shares, basic and diluted	9	18,277,893	20,877,893

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

F-3

PYXIS TANKERS INC.

Unaudited Interim Consolidated Statements of Stockholders’ Equity

For the three–month periods ended March 31, 2017 and 2018

(Expressed in thousands of U.S. Dollars, except for share and per share data)

			Additional		Total
	Common Stock		Paid-in	Accumulated	Stockholders'
	# of Shares	Par Value	Capital	Deficit	Equity
Balance January 1, 2017	18,277,893	$18	$70,123	$(21,388)	$48,753
Net loss	-	-	-	(1,703)	(1,703)
Balance March 31, 2017	18,277,893	$18	$70,123	$(23,091)	$47,050
Balance January 1, 2018	20,877,893	$21	$74,766	$(26,631)	$48,156
Net income	-	-	-	604	604
Balance March 31, 2018	20,877,893	$21	$74,766	$(26,027)	$48,760

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

F-4

PYXIS TANKERS INC.

Unaudited Interim Consolidated Statements of Cash Flows

For the three–month periods ended March 31, 2017 and 2018

(Expressed in thousands of U.S. Dollars)

	Three Months Ended	Three Months Ended
	March 31, 2017	March 31, 2018
Cash flows from operating activities:
Net (loss) / income	$(1,703)	$604
Adjustments to reconcile net (loss) / income to net cash provided by operating activities:
Depreciation	1,373	1,373
Amortization of special survey costs	18	26
Amortization and write-off of financing costs	38	94
Vessel impairment charge	-	1,543
Gain from debt extinguishment	-	(4,306)
Change in fair value of financial derivative instrument	-	(58)
Bad debt provisions	181	56
Changes in assets and liabilities:
Inventories	110	375
Trade accounts receivable, net	(1,468)	288
Prepayments and other assets	2	(123)
Special survey costs	-	(268)
Trade accounts payable	-	574
Due to related parties	3,071	2,042
Hire collected in advance	31	929
Accrued and other liabilities	150	48
Net cash provided by operating activities	$1,803	$3,197

Cash flow from investing activities:	-	-
Net cash provided by / (used in) investing activities	$-	$-

Cash flows from financing activities:
Proceeds from long-term debt	-	20,500
Repayment of long-term debt	(2,121)	(23,550)
Common stock offering costs	-	(35)
Payment of financing costs	-	(472)
Net cash used in financing activities	$(2,121)	$(3,557)

Net decrease in cash and cash equivalents and restricted cash	(318)	(360)

Cash and cash equivalents and restricted cash at the beginning of the period	5,783	6,693

Cash and cash equivalents and restricted cash at the end of the period	$5,465	$6,333

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

F-5

PYXIS TANKERS INC.

Notes to the Unaudited Interim Consolidated Financial Statements

(Expressed in thousands of U.S. Dollars, except for share and per share data)

1. Basis of Presentation and General Information:

PYXIS TANKERS INC. (“Pyxis”) was formed as a corporation under the laws of the Republic of Marshall Islands on March 23, 2015, for the purpose of acquiring from entities under common control 100% ownership interest in six vessel-owning companies, SECONDONE CORPORATION LTD (“Secondone”), THIRDONE CORPORATION LTD (“Thirdone”) and FOURTHONE CORPRATION LTD (“Fourthone”), established under the laws of the Republic of Malta, and SIXTHONE CORP. (“Sixthone”), SEVENTHONE CORP. (“Seventhone”) and EIGHTHONE CORP. (“Eighthone”), established under the laws of the Republic of Marshall Islands (collectively the “Vessel-owning companies”). All of the Vessel-owning companies are engaged in the marine transportation of liquid cargoes through the ownership and operation of tanker vessels, as listed below:

Vessel-owning company	Incorporation date	Vessel	DWT	Year built	Acquisition date
Secondone	05/23/2007	Northsea Alpha	8,615	2010	05/28/2010
Thirdone	05/23/2007	Northsea Beta	8,647	2010	05/25/2010
Fourthone	05/30/2007	Pyxis Malou	50,667	2009	02/16/2009
Sixthone	01/15/2010	Pyxis Delta	46,616	2006	03/04/2010
Seventhone	05/31/2011	Pyxis Theta	51,795	2013	09/16/2013
Eighthone	02/08/2013	Pyxis Epsilon	50,295	2015	01/14/2015

Secondone, Thirdone and Fourthone were initially established under the laws of the Republic of Marshall Islands, under the names SECONDONE CORP., THIRDONE CORP. and FOURTHONE CORP., respectively. In March and April 2018, these vessel-owning companies completed their re-domiciliation under the jurisdiction of the Republic of Malta and were renamed as mentioned above. For further information, please refer to Note 7.

The accompanying unaudited interim consolidated financial statements include the accounts of Pyxis and its Vessel-owning companies (collectively the “Company”) as discussed above as of December 31, 2017 (audited) and March 31, 2018 and for the three–month periods ended March 31, 2017 and 2018.

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) and applicable rules and regulations of the Securities and Exchange Commission (“SEC”) for interim financial information. Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for complete annual financial statements. In the opinion of the management of the Company, all adjustments (consisting of normal recurring adjustments) necessary for a fair presentation of financial position, operating results and cash flows have been included in the accompanying unaudited interim consolidated financial statements. Interim results are not necessarily indicative of results that may be expected for the year ending December 31, 2018. These interim consolidated financial statements should be read in conjunction with the consolidated financial statements and footnotes for the year ended December 31, 2017, included in the Company’s Annual Report on Form 20-F filed with the SEC on March 23, 2018 (the “Annual Report”).

PYXIS MARITIME CORP. (“Maritime”), a corporation established under the laws of the Republic of Marshall Islands, which is beneficially owned by Mr. Valentios (“Eddie”) Valentis, the Company’s Chairman, Chief Executive Officer and Class I Director, provides certain ship management services to the Vessel-owning companies, as discussed in Note 3 to the Company’s consolidated financial statements for the year ended December 31, 2017, included in the Company’s Annual Report.

With effect from the delivery of each vessel, the crewing and technical management of the vessels were contracted to INTERNATIONAL TANKER MANAGEMENT LTD. (“ITM”) with permission from Maritime. ITM is an unrelated third party technical manager, represented by its branch based in Dubai, UAE. Each ship-management agreement with ITM continues by its terms until it is terminated by either party. The ship-management agreements can be cancelled by the Company for any reason at any time upon three months’ advance notice, but neither party can cancel the agreement, other than for specified reasons, until 18 months after the initial effective date of the ship-management agreement.

As of March 31, 2018, Mr. Valentis beneficially owned approximately 81.4% of the Company’s common stock.

F-6

PYXIS TANKERS INC.

Notes to the Unaudited Interim Consolidated Financial Statements

(Expressed in thousands of U.S. Dollars, except for share and per share data)

2. Significant Accounting Policies:

The same accounting policies have been followed in these unaudited interim consolidated financial statements as were applied in the preparation of the Company’s consolidated financial statements for the year ended December 31, 2017. See Note 2 to the Company’s consolidated financial statements for the year ended December 31, 2017, included in the Company’s Annual Report.

Revenue from Contracts with Customers: As of January 1, 2018, the Company adopted Accounting Standard Update (“ASU”) 2014-09 “Revenue from Contracts with Customers (Topic 606)”. The adoption of this standard resulted in a change in the method of recognizing revenue from spot charters, whereby the Company’s method of determining proportional performance changed from discharge-to-discharge (assuming a new charter has been agreed before the completion of the previous spot charter) to load-to-discharge. This resulted in no revenue being recognized from discharge of the prior spot charter to loading of the current spot charter and all revenue being recognized from loading of the current spot charter to discharge of the current spot charter. This change results in revenue being recognized later in the voyage, which may cause additional volatility in revenues and earnings between periods. Regarding the incremental costs of obtaining a contract with a customer and the contract’s fulfilling costs, they should be capitalized and amortized over the voyage duration, if certain criteria are met. Further, in case of incremental costs, entities may elect, in accordance with the practical expedient of ASC 340 “Other assets and deferred costs”, not to capitalize them in cases where the amortization period (voyage period) is less than one year. The Company elected to adopt this standard by applying the modified retrospective transition method, recognizing the cumulative effect of adopting this guidance as an adjustment to the 2018 opening balance of retained earnings. As of December 31, 2017, there were no vessels employed under voyage charters and, therefore, there was no effect in revenue recognition as of that date. As a result, the Company has not included any adjustments to the 2018 opening balance of retained earnings and prior periods were not retrospectively adjusted. With respect to the recognition of spot charters related costs, taking into consideration the aforementioned practical expedient, the related incremental costs (i.e. commissions) continue to be expensed as incurred, but over the new duration of each voyage, on the basis that the Company’s spot charters do not exceed one year.

In addition, pursuant to this standard, as of January 1, 2018, the Company elected to present Voyage revenues net of address commissions. Address commissions represent a discount provided directly to the charterers based on a fixed percentage of the agreed upon charter. Since address commissions represent a discount (sales incentive) on services rendered by the Company and no identifiable benefit is received in exchange for the consideration provided to the charterer, these commissions are presented as a reduction of revenue in the accompanying unaudited interim consolidated statements of comprehensive (loss) / income. In this respect, for the three-month period ended March 31, 2017, Voyage revenues and Voyage related costs and commissions each decreased by $75. This reclassification has no impact on the Company’s consolidated financial position and results of operations for any of the periods presented.

The following table presents the Company’s revenue disaggregated by revenue source for the three-month periods ended March 31, 2017 and 2018:

	March 31, 2017	March 31, 2018
Voyage revenues derived from time charters	$2,043	$3,753
Voyage revenues derived from spot charters	5,597	2,837
Total	$7,640	$6,590

F-7

PYXIS TANKERS INC.

Notes to the Unaudited Interim Consolidated Financial Statements

(Expressed in thousands of U.S. Dollars, except for share and per share data)

2. Significant Accounting Policies – Continued:

Restricted Cash: As of January 1, 2018, the Company adopted the ASU 2016-18 “Statement of Cash Flows (Topic 230): Restricted Cash”, which requires that the statement of cash flows explain the change in the total of cash and cash equivalents and restricted cash. ASU 2016-18 was adopted retrospectively for the three-month periods ended March 31, 2017 and 2018, and restricted cash of $5,000 and $4,906, respectively, has been aggregated with cash and cash equivalents in both the beginning-of-period and end-of-period line items of the consolidated statements of cash flows for each of the periods presented. The implementation of this update has no impact on the Company’s consolidated balance sheet and consolidated statement of comprehensive (loss) / income.

The following table provides a reconciliation of cash and cash equivalents and restricted cash reported within the accompanying consolidated balance sheets that sum to the total of the same such amounts shown in the accompanying unaudited interim consolidated statement of cash flows for the three-month period ended March 31, 2018.

	December 31, 2017	March 31, 2018
Cash and cash equivalents	$1,693	$1,427
Restricted cash, current portion	141	141
Restricted cash, net of current portion	4,859	4,765
Total cash and cash equivalents and restricted cash	$6,693	$6,333

Financial Derivative Instruments: The Company enters into interest rate derivatives to manage its exposure to fluctuations of interest rate risk associated with its borrowings. All derivatives are recognized in the consolidated financial statements at their fair value. The fair value of the interest rate derivatives is based on a discounted cash flow analysis. When such derivatives do not qualify for hedge accounting, the Company recognizes their fair value changes in current period earnings. When the derivatives qualify for hedge accounting, the Company recognizes the effective portion of the gain or loss on the hedging instrument directly in other comprehensive income / (loss), while the ineffective portion, if any, is recognized immediately in current period earnings. The Company, at the inception of the transaction, documents the relationship between the hedged item and the hedging instrument, as well as its risk management objective and the strategy of undertaking various hedging transactions. The Company also assesses at hedge inception whether the hedging instruments are highly effective in offsetting changes in the cash flows of the hedged items.

The Company discontinues cash flow hedge accounting if the hedging instrument expires and it no longer meets the criteria for hedge accounting or designation is revoked by the Company. At that time, any cumulative gain or loss on the hedging instrument recognized in equity is kept in equity until the forecasted transaction occurs. When the forecasted transaction occurs, any cumulative gain or loss on the hedging instrument is recognized in current period earnings. If a hedged transaction is no longer expected to occur, the net cumulative gain or loss recognized in equity is transferred to current period earnings as financial income or expense.

Recent Accounting Pronouncements: There are no recent accounting pronouncements the adoption of which would have a material effect on the Company’s unaudited interim consolidated financial statements in the current period or expected to have an impact on future periods, other than the ones discussed in Note 2 to the Company’s consolidated financial statements for the year ended December 31, 2017, included in the Company’s Annual Report.

The Company had no transactions which affect comprehensive (loss) / income during the three months ended March 31, 2017 and 2018 and accordingly, comprehensive (loss) / income was equal to net (loss) / income.

F-8

PYXIS TANKERS INC.

Notes to the Unaudited Interim Consolidated Financial Statements

(Expressed in thousands of U.S. Dollars, except for share and per share data)

3. Transactions with Related Parties:

The following transactions with related parties occurred during the three–month periods ended March 31, 2017 and 2018.

(a) Maritime:

The following amounts were charged by Maritime pursuant to the head management and ship-management agreements with the Company, and are included in the accompanying unaudited interim consolidated statements of comprehensive (loss) / income:

	Three Months Ended March 31,
	2017	2018
Included in Voyage related costs and commissions
Charter hire commissions	$95	$83

Included in Management fees, related parties
Ship-management fees	175	178

Included in General and administrative expenses
Administration fees	395	399

Total	$665	$660

As of December 31, 2017 and March 31, 2018, the balances due to Maritime were $2,125 and $4,167, respectively, and are included in Due to related parties in the accompanying consolidated balance sheets. The balances with Maritime are interest free and with no specific repayment terms.

The ship-management fees and the administration fees are adjusted annually according to the official inflation rate in Greece or such other country where Maritime was headquartered during the preceding year. On August 9, 2016, the Company amended the head management agreement with Maritime to provide that in the event that the official inflation rate for any calendar year is deflationary, no adjustment shall be made to the ship-management fees and the administration fees, which will remain, for the particular calendar year, as per the previous calendar year. Effective January 1, 2018, the ship-management fees and the administration fees were increased by 1.12% in line with the average inflation rate in Greece in 2017.

(b) Maritime Investors Corp. (“Maritime Investors”):

The promissory note dated October 28, 2015, bore an interest rate of 2.75% per annum payable quarterly in arrears in cash or additional shares of the Company, at a price per share based on a five day volume weighted average price, at the Company’s discretion. On March 7, 2017, the Company agreed with Maritime Investors to extend the maturity of the promissory note, at same terms and at no additional cost to the Company. The maturity of the promissory note, as amended, was January 2019. On December 29, 2017, the Company entered into a third amendment to the promissory note, pursuant to which (i) the outstanding principal balance increased from $2,500 to $5,000, (ii) the maturity date was extended to June 15, 2019 and, (iii) the fixed interest rate was increased to 4.00% per annum, payable only in cash. In exchange for entering into the third amendment, the Company reduced the outstanding balance due to Maritime by $2,500. The amount of $5,000 is separately reflected in the accompanying consolidated balance sheets under non-current liabilities.

Interest charged on the promissory note for the three months ended March 31, 2017 and 2018, amounted to $17 and $49, respectively, and is included in Interest and finance costs, net in the accompanying unaudited interim consolidated statement of comprehensive (loss) / income.

F-9

PYXIS TANKERS INC.

Notes to the Unaudited Interim Consolidated Financial Statements

(Expressed in thousands of U.S. Dollars, except for share and per share data)

4. Inventories:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	December 31, 2017	March 31, 2018
Lubricants	$404	$445
Bunkers	612	196
Total	$1,016	$641

5. Vessels, net:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	Vessel Cost	Accumulated Depreciation	Net Book Value
Balance January 1, 2018	$138,060	$(22,286)	$115,774
Depreciation	—	(1,373)	(1,373)
Vessel impairment charge	(2,500)	957	(1,543)
Balance March 31, 2018	$135,560	$(22,702)	$112,858

As of March 31, 2018, the Company reviewed the carrying amount in connection with the estimated recoverable amount for each of its vessels. This review indicated that such carrying amount was not fully recoverable for the Company’s vessels Northsea Alpha and Northsea Beta. Consequently, the carrying value of these vessels was written down to its fair value resulting in a total impairment charge of $1,543 that was charged against Vessels, net, based on level 2 inputs of the fair value hierarchy, as discussed in Note 10.

All of the Company’s vessels have been pledged as collateral to secure the bank loans discussed in Note 7.

6. Deferred Charges, net:

The movement in Deferred charges, net, in the accompanying consolidated balance sheets are as follows:

Special Survey Costs
Balance, January 1, 2018	$285
Additions	268
Amortization of special survey costs	(26)
Balance, March 31, 2018	$527

Additions of $268 for the three-month period ended March 31, 2018, relate to certain works for Pyxis Malou. Although the vessel is scheduled to undertake its next special survey in the first quarter of 2019, the Company elected to perform certain works one year earlier to improve the vessel’s operating performance.

The amortization of the special survey costs is separately reflected in the accompanying unaudited interim consolidated statements of comprehensive (loss) / income.

F-10

PYXIS TANKERS INC.

Notes to the Unaudited Interim Consolidated Financial Statements

(Expressed in thousands of U.S. Dollars, except for share and per share data)

7. Long-term Debt:

The amounts shown in the accompanying consolidated balance sheets at December 31, 2017 and March 31, 2018, are analyzed as follows:

Vessel (Borrower)	December 31, 2017	March 31, 2018
Northsea Alpha (Secondone)	$4,348	$4,250
Northsea Beta (Thirdone)	4,348	4,250
Pyxis Malou (Fourthone)	18,210	12,000
Pyxis Delta (Sixthone)	7,087	6,750
Pyxis Theta (Seventhone)	15,975	15,662
Pyxis Epsilon (Eighthone)	16,900	16,600
Total	$66,868	$59,512

Current portion	$7,440	$5,740
Less: Current portion of deferred financing costs	(136)	(219)
Current portion of long-term debt, net of deferred financing costs, current	$7,304	$5,521

Long-term portion	$59,428	$53,772
Less: Non-current portion of deferred financing costs	(302)	(597)
Long-term debt, net of current portion and deferred financing costs, non-current	$59,126	$53,175

Each loan is secured by a first priority mortgage over the respective vessel and a first priority assignment of the vessel’s insurances and earnings. Each loan agreement contains customary ship finance covenants including restrictions as to changes in management and ownership of the vessel, in dividends distribution when certain financial ratios are not met, as well as requirements regarding minimum security cover ratios. For more information, please refer to Note 7 to the Company’s consolidated financial statements for the year ended December 31, 2017, included in the Company’s Annual Report.

On June 6, 2017, the lender of Sixthone and Seventhone agreed to extend the maturity of its respective loans from September 2018 to September 2022 under the same applicable margin, but with an extended amortization schedule. The aggregate outstanding balance of these loans as of March 31, 2018, of $22,412 is scheduled to be repaid in 17 quarterly installments of $651 each, one quarterly installment of $988 and a balloon payment of $10,357.

On February 28, 2018, the Company refinanced existing indebtedness of $26,906 under the Secondone, Thirdone and Fourthone loan agreements with a new 5-year secured loan of $20,500 and cash of $2,100. The remaining balance of approximately $4,306 was written-off by the previous lender at closing, which was recorded as Gain from debt extinguishment in the first quarter of 2018, and is separately reflected in the accompanying unaudited interim consolidated statement of comprehensive income. The new loan bears interest at LIBOR plus a margin of 4.65% per annum. The loan is repayable in 20 quarterly installments amounting to $10,320 in the aggregate, the first falling due in May 2018, and the last installment accompanied by a balloon payment of $10,180 falling due in February 2023. The first four quarterly installments, amounting to $400 each, are followed by four amounting to $500 each, four amounting to $530 each, four amounting to $560 each and four amounting to $590 each. Standard loan covenants include, among others, a minimum loan to value ratio and liquidity. As a condition subsequent to the execution of this loan agreement, the borrowers, Secondone, Thirdone and Fourthone, were required to complete all required procedures for their re-domiciliation to the jurisdiction of the Republic of Malta by May 1, 2018. The relevant re-domiciliation was completed in March and April 2018, as discussed in Note 1.

The annual principal payments required to be made after March 31, 2018, are as follows:

To March 31,	Amount
2019	$5,740
2020	5,803
2021	5,923
2022	17,843
2023	24,203
2024 and thereafter	-
Total	$59,512

F-11

PYXIS TANKERS INC.

Notes to the Unaudited Interim Consolidated Financial Statements

(Expressed in thousands of U.S. Dollars, except for share and per share data)

7. Long-term Debt – Continued:

The Company’s weighted average interest rate (including the margin) for the three months ended March 31, 2017 and 2018, was 3.53% and 4.47%, including the promissory note discussed in Note 3, respectively.

As of March 31, 2018, the Company was in compliance with all of its financial and security collateral cover ratio covenants with respect to its loan agreements. In addition, as of March 31, 2018, there was no amount available to be drawn down by the Company under its existing loan agreements.

As of March 31, 2018, the Company had a working capital deficit of $11,273, defined as current assets minus current liabilities. As of the filing date of the unaudited interim consolidated financial statements, the Company believes that it will be in a position to cover its liquidity needs for the next 12-month period through cash generated from operations and will be in compliance with the financial and security collateral cover ratio covenants under its existing debt agreements as discussed in Note 7 to the Company’s consolidated financial statements for the year ended December 31, 2017, included in the Company’s Annual Report.

8. Capital Structure and Equity Incentive Plan:

The Company’s authorized common and preferred stock consists of 450,000,000 common shares and 50,000,000 preferred shares with a par value of USD 0.001 per share.

As of December 31, 2017 and March 31, 2018, the Company had a total of 20,877,893 common shares and no preferred shares outstanding.

On October 28, 2015, the Company’s board of directors approved an equity incentive plan (the “EIP”), providing for the granting of share-based awards to directors, officers and employees of the Company and its affiliates and to its consultants and service providers. The maximum aggregate number of shares of common stock of the Company that may be delivered pursuant to awards granted under the EIP, shall be equal to 15% of the then issued and outstanding number of shares of common stock. On November 15, 2017, 200,000 restricted shares of the Company’s common stock were granted and issued to a senior officer of the Company, which were vested immediately upon issuance. The fair value of such restricted shares based on the average of the high-low trading price of the shares on November 15, 2017, was $355, which was recorded as a non-cash share based compensation in the fourth quarter of 2017. During the three months ended March 31, 2018, no additional shares were granted under the EIP, and as of March 31, 2018, there was no unrecognized compensation cost.

On December 6, 2017, the Company entered into a securities purchase agreement (the “Purchase Agreement”) with certain accredited investors (the “Investors”), pursuant to which the Company, in a private placement, agreed to issue and sell to the Investors an aggregate of 2,400,000 shares of its common stock at a price per share of $2.00 (the “Private Placement”). As a condition of the Purchase Agreement, the Company, Maritime Investors and each of the Company’s directors and executive officers entered into lock-up agreements pursuant to which they could not, among other things, offer or sell shares of the Company’s common stock until the earlier of (i) 30 days after effective date (as defined therein) and, (ii) the disposition by the Investors of all of the shares of common stock they received in the Private Placement. In connection with the Private Placement, the Company also entered into a registration rights agreement with the Investors, pursuant to which the Company was obligated to prepare and file with the SEC a registration statement to register for resale the registrable securities (as defined therein) on or prior to December 21, 2017. The Private Placement closed on December 8, 2017, resulting in gross proceeds of $4,800, before deducting placement offering expenses of approximately $509, which were used for general corporate purposes, including the repayment of outstanding indebtedness. On December 19, 2017, the Company filed with the SEC a registration statement on Form F-3 to register for resale the shares of common stock issued under the Purchase Agreement, which was declared effective on January 3, 2018.

On February 2, 2018, the Company filed with the SEC a registration statement on Form F-3 (the “Shelf Registration Statement”), under which it may sell from time to time common stock, preferred stock, debt securities, warrants, purchase contracts and units, each as described therein, in any combination, in one or more offerings up to an aggregate dollar amount of $100,000. In addition, the selling stockholders referred to in the registration statement may sell in one of more offerings up to 5,233,222 shares of the Company’s common stock from time to time as described therein. The registration statement was declared effective by the SEC on February 12, 2018. On March 30, 2018, the Company filed a prospectus supplement to the Shelf Registration Statement related to an at-the-market program (“ATM Program”) under which it may, from time to time, issue and sell shares of its common stock up to an aggregate offering of $2,300 through a sales agent as either agent or principal. As of March 31, 2018, the Company had elected not to sell any shares under the ATM Program.

F-12

PYXIS TANKERS INC.

Notes to the Unaudited Interim Consolidated Financial Statements

(Expressed in thousands of U.S. Dollars, except for share and per share data)

9. (Loss) / Earnings per Common Share:

	March 31,
	2017	2018
Net (loss) / income	$(1,703)	$604

Weighted average number of common shares, basic and diluted	18,277,893	20,877,893

(Loss) / earnings per common share, basic and diluted	$(0.09)	$0.03

10. Risk Management and Fair Value Measurements:

The principal financial assets of the Company consist of cash and cash equivalents and trade accounts receivable due from charterers. The principal financial liabilities of the Company consist of long-term bank loans, trade accounts payable, amounts due to related parties and a promissory note.

Interest rate risk: The Company’s interest rates are calculated at LIBOR plus a margin, as described in Note 7 above, as well as in Note 7 to the Company’s consolidated financial statements for the year ended December 31, 2017, included in the Company’s Annual Report, and hence the Company is exposed to movements in LIBOR. In order to hedge its variable interest rate exposure, on January 19, 2018, the Company, via one of its vessel-owning subsidiaries, purchased an interest rate cap with one of its lenders for a notional amount of $10,000 and a cap rate of 3.5%. The interest rate cap will terminate on July 18, 2022.

Credit risk: Credit risk is minimized since trade accounts receivable from charterers are presented net of the relevant provision for uncollectible amounts, whenever required. On the balance sheet dates there were no significant concentrations of credit risk. The maximum exposure to credit risk is represented by the carrying amount of each financial asset on the balance sheet.

Currency risk: The Company’s transactions are denominated primarily in U.S. Dollars; therefore overall currency exchange risk is limited. Balances in foreign currency other than U.S. Dollars are not considered significant.

Fair value: The fair values of cash and cash equivalents, trade accounts receivable, trade accounts payable and amounts due to related parties approximate their respective carrying amounts due to their short-term nature. The fair value of long-term bank loans with variable interest rates approximate the recorded values, generally due to their variable interest rates. The fair value of the promissory note approximates its carrying amount as its fixed interest rate of 4.00% approximates recent variable interest rates.

Assets measured at fair value on a recurring basis: Interest rate cap

The Company’s interest rate cap does not qualify for hedge accounting. The Company adjusts its interest rate cap contract to fair market value at the end of every period and records the resulting gain / (loss) during the period in the consolidated statements of comprehensive income / (loss). Information on the location and amounts of derivative fair values in the consolidated balance sheets and gain / (loss) from financial derivative instrument in the consolidated statements of comprehensive income / (loss) are shown below:

Consolidated Balance Sheets – Location	December 31, 2017	March 31, 2018
Financial derivative instrument – Other non-current assets	$-	$58

Consolidated Statements of Comprehensive Income / (Loss) - Location	March 31, 2017	March 31, 2018
Financial derivative instrument – Initial cost	$-	$(47)
Financial derivative instrument – Fair value as at period end	-	58
Gain from financial derivative instrument	$-	$11

The fair value of the Company’s interest rate cap agreement is determined based on market-based LIBOR rates. LIBOR rates are observable at commonly quoted intervals for the full term of the cap and therefore, are considered Level 2 items in accordance with the fair value hierarchy.

F-13

PYXIS TANKERS INC.

Notes to the Unaudited Interim Consolidated Financial Statements

(Expressed in thousands of U.S. Dollars, except for share and per share data)

10. Risk Management and Fair Value Measurements – Continued:

Assets measured at fair value on a non-recurring basis: Long lived assets held and used

As of March 31, 2018, the Company reviewed the carrying amount in connection with the estimated recoverable amount for each of its vessels. This review indicated that such carrying amount was not fully recoverable for the Company’s vessels Northsea Alpha and Northsea Beta. Consequently the carrying value of these vessels was written down to their respective fair values as presented in the table below.

Vessel	Significant Other Observable Inputs (Level 2)	Vessel Impairment Charge (charged against Vessels, net)
Northsea Alpha	$6,750	$772
Northsea Beta	6,750	771
TOTAL	$13,500	$1,543

The fair value is based on level 2 inputs of the fair value hierarchy and reflects the Company’s best estimate of the value of each vessel on a time charter free basis, and is supported by a vessel valuation of an independent shipbroker as of March 31, 2018, which is mainly based on recent sales and purchase transactions of similar vessels.

The Company recognized the total Vessel impairment charge of $1,543 which is included in the accompanying unaudited interim consolidated statements of comprehensive income for the three-month period ended March 31, 2018. No such loss was recognized for the three-month period ended March 31, 2017.

As of December 31, 2017 and March 31, 2018, the Company did not have any other assets or liabilities measured at fair value on a non- recurring basis.

F-14

PYXIS TANKERS INC.

Notes to the Unaudited Interim Consolidated Financial Statements

(Expressed in thousands of U.S. Dollars, except for share and per share data)

11. Commitments and Contingencies:

Minimum contractual charter revenues: Future minimum contractual charter revenues, gross of 1.25% brokerage commissions to Maritime, and of any other brokerage commissions to third parties, based on vessels committed, non-cancelable, long-term time charter contracts as of March 31, 2018, expiring through March 31, 2019, amount to $3,503.

Make-Whole Right and Financial Guarantee: In the event that the Company completes a primary common share financing (a “Future Pyxis Offering”) at an offering price per share (the “New Offering Price”) lower than $4.30, the valuation ascribed to each share of the Company’s common stock received by the former stockholders of LookSmart, Ltd. (“LS”) pursuant to the agreement and plan of merger discussed in Note 1 to the Company’s consolidated financial statements for the year ended December 31, 2017 included in the Company’s Annual Report (the “Consideration Value”), the Company will be obligated to make “whole” the Legacy LS Stockholders (as defined below) as of April 29, 2015 (the “Make-Whole Record Date”) pursuant to which such Legacy LS Stockholders will be entitled to receive additional shares of the Company’s common stock to compensate them for the difference between $4.30 per share and the New Offering Price (the “Make-Whole Right”). The Make-Whole Right shall only apply to the first Future Pyxis Offering following the closing of the merger which results in gross proceeds to the Company of at least $5,000, excluding any proceeds received from any shares purchased or sold by Maritime Investors or its affiliates.

In addition, the Make-Whole Right provides that should the Company fail to complete a Future Pyxis Offering within a date which is three years from the date of the closing of the merger, or October 28, 2018, each former LS stockholder who has held the Company shares continuously from the date of the Make-Whole Record Date (the “Legacy LS Stockholders”) until the expiration of such three-year period, will have a 24-hour option (the “Put Period”) to require the Company to purchase from such Legacy LS Stockholders, a pro-rata amount of the Company’s common stock that would result in aggregate gross proceeds to the Legacy LS Stockholders, in an amount not to exceed $2,000; provided that in no event shall a Legacy LS Stockholder receive an amount per share greater than $4.30 (the “Financial Guarantee”).

Under ASC 815 “Derivatives and Hedging”, the Make-Whole Right does not meet the criteria to be accounted for as a derivative instrument under “Derivatives and Hedging” since it is not readily convertible into cash. The Make-Whole Right requires the Company to issue its own equity shares and, according to ASC 460 “Guarantees”, the Company is not required to recognize an initial liability.

During November and December 2017, the Company’s share trade activity increased notably. Its price reached a high of $12.22, or about 184% higher than the Consideration Value of $4.30. The Company estimates that most of the original 931,761 shares that were originally issued to LS stockholders have been sold. Nonetheless, the actual number of original shares currently held by the Legacy LS Stockholders cannot be accurately assessed. The Financial Guarantee is accounted under ASC 460-10 “Guarantees – Option Based Contracts”. No liability for the Financial Guarantee has been reflected in the accompanying consolidated balance sheet dates, assuming that a Future Pyxis Offering will take place and the number of shares to be repurchased is not fixed. The Company controls the timing of any Future Pyxis Offering and the New Offering Price of any Pyxis shares in such future offering will be subject to U.S. capital markets conditions and investors’ interest at that time.

Other: Various claims, suits and complaints, including those involving government regulations and environmental liability, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, agents, insurance and other claims with suppliers relating to the operations of the Company’s vessels. Currently, management is not aware of any such claims not covered by insurance or contingent liabilities, which should be disclosed, or for which a provision has not been established in the accompanying unaudited interim consolidated financial statements.

The Company accrues for the cost of environmental and other liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. Currently, management is not aware of any other claims or contingent liabilities, which should be disclosed or for which a provision should be established in the accompanying unaudited interim consolidated financial statements. The Company is covered for liabilities associated with the individual vessels’ actions to the maximum limits as provided by Protection and Indemnity (P&I) Clubs, members of the International Group of P&I Clubs.

F-15

PYXIS TANKERS INC.

Notes to the Unaudited Interim Consolidated Financial Statements

(Expressed in thousands of U.S. Dollars, except for share and per share data)

12. Interest and Finance Costs, net:

The amounts in the accompanying unaudited interim consolidated statements of comprehensive (loss) / income are analyzed as follows:

	March 31,
	2017	2018
Interest on long-term debt (Note 7)	$644	$729
Interest on promissory note (Note 3)	17	49
Amortization and write-off of financing costs	38	94
Total	$699	$872

13. Subsequent Events:

As a condition subsequent to the execution of the new loan agreement of Secondone, Thirdone and Fourthone dated February 28, 2018, in March and April 2018, these vessel-owning companies completed their re-domiciliation under the jurisdiction of the Republic of Malta, as discussed in Notes 1 and 7.

F-16